AMENDMENT DATED MAY 12, 2004
                          TO THE BYLAWS OF
           FRANKLIN CALIFORNIA TAX-FREE INCOME FUND, INC.
                         (THE "CORPORATION")

WHEREAS, Article XII, Section 2 of the Bylaws provides that the
Bylaws may be amended by the Board of Directors at any regular or special meeting by the affirmative vote of a majority of the entire Board of Directors; and

WHEREAS, by resolution dated May 12, 2004 at a meeting of the Board of Directors, the Board of Directors unanimously authorized the Bylaws to be amended as set forth below.

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1. The first sentence of Article V, Section 1 is replaced in its entirety as follows:

      The board of directors may elect a Chairman of the Board, a Chief Executive Officer - Investment Management, a Chief Executive Officer - Finance and Administration, a President, one or more Executive Vice-Presidents, one or more Vice-Presidents, a Secretary, a Chief Financial Officer and Chief Accounting Officer, and a Treasurer, Assistant Secretaries, Assistant Treasurers, and such other officers as it may deem necessary.

2.    Article V, Section 6 is removed and the remaining Sections of
      Article V are renumbered accordingly.

3.    The following sections are added to Article V:

      Section 13. Chief Financial Officer and Chief Accounting Officer. The Chief Financial Officer and Chief Accounting Officer shall, whenever required by the board of directors, render or cause to be rendered financial statements of the corporation; supervise the investment of its funds as ordered or authorized by the board, taking proper vouchers therefor; provide assistance to the Audit Committee of the board and report to such Committee as necessary; be designated as principal accounting officer/principal financial officer for purposes of ss. 32 of the 1940 Act, ss. 302 of the Sarbanes Oxley Act of 2002 and ss. 6 of the Securities Act of 1933; shall keep and maintain or cause to be kept and maintained adequate and correct books and records of accounts of the properties and business transactions of the corporation (and every series and class thereof), including accounts of assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings and shares; shall have the power and authority to perform the duties usually incident of his office and those duties as may be assigned to him from time to time by the board; and shall render to the Chief Executive Officer - - Finance and Administration and the board, whenever they request it, an account of all of his transactions as Chief Financial Officer and Chief Accounting Officer and of the financial condition of the corporation.

      Section 14. Treasurer. The Treasurer shall be responsible for the general supervision over the care and custody of the funds, securities, and other valuable effects of the corporation and shall deposit the same or cause the same to be deposited in the name of the corporation in such depositories as the board of directors may designate; shall disburse the funds of the corporation as may be ordered by the board of directors; shall have supervision over the accounts of all receipts and disbursements of the corporation; disburse the funds of the corporation; shall have the power and authority to perform the duties usually incident of his office and those duties as may be assigned to him from time to time by the board or by the Chief Financial Officer and Chief Accounting Officer; and shall render to the Chief Financial Officer and Chief Accounting Officer and the board, whenever they request it, an account of all of his transactions as Treasurer.

Adopted and approved as of May 12, 2004 pursuant to authority delegated by the Board of Directors.


 /s/ STEVEN J. GRAY
 [Signature]

  Steven J. Gray
 [Name]

  Assistant Secretary
 [Title]